EX-28.h.10

FEE WAIVER AGREEMENT

NATIONWIDE GOVERNMENT BOND FUND

THIS FEE WAIVER AGREEMENT, effective as of May 1, 2013, by and between NATIONWIDE FUND  ADVISORS (“NFA”) and NATIONWIDE MUTUAL FUNDS, a Delaware statutory trust (the “Trust”), on behalf of the Nationwide Government Bond Fund (the “Fund”).

WHEREAS, the Trust is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management company of the series type, and the Fund is a separate series of the Trust; and

WHEREAS, NFA serves as investment adviser to the Trust, including the Fund, pursuant to an investment advisory agreement, dated May 1, 2007, between NFA and the Trust, under which the Trust pays fees to NFA as specified therein (“Advisory Fees”); and

WHEREAS, NFA, the Trust and Nationwide Asset Management, LLC (“NWAM”) had entered into a subadvisory agreement, dated January 1, 2008 (“Original Subadvisory Agreement”), pursuant to which NWAM serves as subadviser to the Fund; and

WHEREAS, as of the date hereof, NFA, the Trust and NWAM have agreed to amend the Original Subadvisory Agreement (“Amended Subadvisory Agreement”), pursuant to which NWAM shall continue to serve as subadviser to the Fund, but pursuant to reduced subadvisory fees; and

WHEREAS, the fee that NFA shall pay NWAM pursuant to the Amended Subadvisory Agreement is less than the fee NFA had paid to NWAM under the Original Subadvisory Agreement, resulting in financial savings to NFA; and

WHEREAS, NFA desires to share a portion of such financial savings resulting from the Amended Subadvisory Agreement with shareholders of the Fund.

NOW, THEREFORE, the parties hereto agree as follows:

1.           Fee Waiver Amount:

1.1           Every month, NFA shall calculate the amount of subadvisory fee it would have been obligated to pay NWAM in respect of the Fund pursuant to the Original Subadvisory Agreement (“Old Subadvisory Fee Amount”), and NFA shall separately calculate the amount of subadvisory fee it is obligated to pay NWAM in respect of the Fund pursuant to the Amended Subadvisory Agreement (“New Subadvisory Fee Amount”).  The difference between the Old Subadvisory Fee Amount and the New Subadvisory Fee Amount shall be referred to herein as the “Savings Amount.”

1.2           NFA agrees each month to waive an amount of Advisory Fees equal to 100% of the Savings Amount in respect of the Fund.  NFA acknowledges that it shall not be entitled to collect on, or make a claim for, Advisory Fees waived hereunder at any time in the future.

2.           Term and Termination of Agreement:

2.1           This Agreement shall continue in effect until the earlier to occur of either:  (i) May 1, 2014, or (ii) the termination of the Amended Subadvisory Agreement.

3.           Miscellaneous:

3.1           Captions.  The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

3.2           Interpretation.  Nothing herein contained shall be deemed to require the Trust or the Fund to take any action contrary to the Trust’s Agreement and Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which the Trust or Fund is subject or by which the Trust or Fund is bound, or to relieve or deprive the Trust’s Board of Trustees of the Board’s responsibility for and control of the conduct of the affairs of the Trust or the Fund.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the day and year first above written.

NATIONWIDE MUTUAL FUNDS

By:
Name:
Title:

NATIONWIDE FUND ADVISORS

By:
Name:
Title:
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